

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 9, 2022

Gang Li
Chief Executive Officer
Chanson International Holding
No. 26 Culture Road, Tianshan District
Urumqi, Xinjiang, China

> **Re: Chanson International Holding**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **December 1, 2022**
> **File No. 333-254909**

Dear Gang Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 6 to Registration Statement on Form F-1 filed December 1, 2022

Index to Consolidated Financial Statements, page F-1

1. If your audited financial statements become older than 12 months, please be advised, since this is an initial public offering of your common shares, you may be required to provide updated financial statements. Accordingly, if your registration statement is not effective by December 30, 2022, please update your financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations in an exhibit to the filing as required by Instruction 2 to Item 8.A.4.

General

2. We note the disclosure regarding your change in certifying accountant. In addition to the

disclosure regarding your former auditor, please expand to disclose with respect to your new auditor the PCAOB's ability to inspect your new auditor, whether it is subject to the determinations to which you refer and related matters.

You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li